Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-190012, 333-144309, 333-144370 and 333-158332 on Form S-8 of our report dated November 21, 2013, relating to the consolidated financial statements and financial statement schedule of Covidien plc and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to changes in the Company's presentation of comprehensive income in 2012 to conform to new authoritative guidance issued by the Financial Accounting Standards Board) and the effectiveness of Covidien plc's internal control over financial reporting, appearing in this Annual Report on Form 10-K of Covidien plc for the year ended September 27, 2013.
/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
November 21, 2013